Mail Stop 3561

September 07, 2006

David Koontz
Chief Financial Officer
Wako Logistics Group, Inc.
200 E. Howard Avenue, Unit 232
Des Plaines, IL 60018

> **Re: Wako Logistics Group, Inc.**
> **File No. 333-113564**
> **Form 10-KSB: For the Fiscal Year Ended December 31, 2005**

Dear Mr. Koontz:

We have reviewed the above referenced filing and have the following comments. We ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the Fiscal Year Ended December 31, 2005

Report of Independent Public Accountant, page F-1

1.   Reference is made to Item 14 – Principal Accountant Fees and Services (page 44) where you disclose in note 3 that independent accountants, other than Moores Rowland Mazars, performed audits on your U.S. and Australian subsidiaries. We note that the only audit report in the filing is from Moores Rowland Mazars. It is unclear whether Moores Rowland Mazars, as principal auditor, is taking full responsibility for your consolidated financial statements. Otherwise, if Moores Rowland Mazars is not taking full responsibility they should make reference to the other auditor(s) including their work performed and the separate audit report(s) of the other auditor(s) should be furnished in an amended Form 10-KSB. Refer to Rule 2-05 of Regulation S-X and paragraphs 12 and 13 in Section 508 (Reports on Audited Financial Statements) in the Codification on Auditing

Standards. Please confirm that your principal auditor took full responsibility on the audit of the consolidated financial statements or revise, accordingly.

Note 2 – Significant Accounting Policies – Revenue Recognition, page F-11

2.   In the third paragraph under Revenue Recognition, you disclose that "revenues related to shipments are recognized when freight is received from the shipper (for import freight) or when freight leaves the carrier's terminal (for export freight) with accrual of the estimated direct costs to complete delivery of the freight-in-transit." This revenue policy is based on method 2, as provided in EITF 91-9. Although this EITF consensus only specifies that method 1 is not acceptable and the SEC Observer solely stated that a change from method 1 to method 2 would not be appropriate, method 2 is not a preferable method. We believe that registrants that use method 2 must demonstrate that the effect of using method 2 over a preferable method has not been materially different on a quarterly and annual basis. In this regard, if you can confirm that method 2 has not been materially different on this basis then disclosure in future filings should be expanded to provide management's representation that the use of method 2 over a preferable method has not materially impacted the historical financial statements on both a quarterly and annual basis. In the alternative, if material, you should change to a preferable method. Please advise and revise accordingly.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in its filings;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief